Exhibit 4.3

AMENDED AND RESTATED REVOLVING NOTE

Note No. 63123/00004
Corporate Banking #675
$40,000,000.00	Los Angeles, California
April 13, 2011
     This Amended and Restated Revolving Note shall amend and restate in its entirety that certain Revolving Note dated as of December 10, 2010, made by GW Services, Inc., a California corporation (“Borrower”), in favor of City National Bank, a national banking association (“CNB”).
     On July 1, 2012 (“Termination Date”), Borrower promises to pay to the order of CNB, at its office in this city, in United States Dollars and in immediately available funds, the principal sum of Forty Million and 00/100 Dollars ($40,000,000.00) (“Revolving Credit Commitment”), or so much thereof as may be advanced and be outstanding, with interest thereon to be computed on each advance from the date of its disbursement at a rate computed on a basis of a 360-day year, actual days elapsed, equal to the “Prime Rate” of CNB, as it exists from time to time, plus the Applicable Margin per year. Provided, however, in no event shall the interest rate be less than four percent (4.00%) per annum. “Prime Rate” shall mean the rate most recently announced by CNB at its principal office in Los Angeles, California, as its “Prime Rate.” Any change in the Prime Rate shall become effective on the same business day on which the Prime Rate shall change, without prior notice to Borrower.
     As provided herein, the principal of this Note may be borrowed, repaid and reborrowed from time to time up to and including the Termination Date, provided at the time of any borrowing no Event of Default (as hereinafter defined) exists, and provided further that immediately after the occurrence of an Equity Event the total borrowings outstanding at any one time shall not exceed Thirty Three Million and 00/100 Dollars ($33,000,000.00) (the “Post Equity Event Availability”). If after the Equity Event, Funded Debt exceeds the Post Equity Event Availability, Borrower shall immediately repay the amount of principal outstanding hereunder equal to such excess. Borrower agrees that after August 31, 2011, CNB may elect, in its sole discretion, to commence and continue the Syndication Process. Each borrowing and repayment hereunder shall be noted in the books and records of CNB. The excess of borrowings over repayments shall evidence the principal balance due hereon from time to time and at any time. Borrowings hereunder shall be presumed to have been made to or for the benefit of Borrower when made as noted in such books and records.
     Following any fiscal quarter ending with total Funded Debt in excess of two (2) times EBITDA, additional principal reductions in the amount of Excess Cash Flow shall be made and the amount available for borrowing under this Note shall be permanently reduced by the same amount until the end of any subsequent fiscal quarter ending with total Funded Debt equal to or less than one and one-half (1 1/2) times EBITDA.
     Interest accruing on this Note shall be payable on the first day of each month, commencing January 1, 2011.
     Borrower shall pay to CNB a late charge of 5% or $10.00, whichever is greater, of any payment not received by CNB on or before the 10th day after the payment is due.
     The occurrence of any of the following with respect to any Borrower or guarantor of this Note or any general partner of such Borrower or guarantor, shall constitute an “Event of Default” hereunder:
1.	Failure to make any payment of principal or interest when due under this Note;

2.	Filing of a petition by or against any of such parties under any provision of the Bankruptcy Code;

3.	Appointment of a receiver or an assignee for the benefit of creditors;

4.	Commencement of dissolution or liquidation proceedings or the disqualification (under any applicable law or regulation) of any of such parties which is a corporation, partnership, joint venture or any other type of entity;

5.	Death or incapacity of any of such parties which is an individual;

6.	Revocation of any guaranty of this Note, or any guaranty of this Note becomes unenforceable as to any future advances under this Note;

7.	Any financial statement provided by any of such parties to CNB is false or materially misleading;

8.	Any material default in the payment or performance of any obligation, or any default under any provision of any contract or instrument pursuant to which any of such parties has incurred any obligation for borrowed money, any purchase obligation or any other liability of any kind to any person or entity, including CNB;

9.	Any sale or transfer of all or a substantial part of the assets of any of such parties other than in the ordinary course of business;

10.	Any violation, breach or default under this Note, any letter agreement, guaranty, security agreement, deed of trust, subordination agreement or any other contract or instrument executed in connection with this Note or securing this Note;

11.	Failure of Borrower to furnish CNB, within the times specified, the following statements:
11.1	Within one hundred twenty (120) days after the close of each fiscal year, a copy of the annual consolidated audit report for such year for Glacier Water, Inc., including therein a balance sheet, income statement, reconciliation of net worth and statement of cash flows, with notes thereto, together with a compliance certificate to be audited by a certified public accountant acceptable to CNB, and prepared, in accordance with generally accepted accounting principles consistently applied and accompanied by Borrower’s certification as to whether any event has occurred which constitutes an Event of Default, and if so, stating the facts with respect thereto;

11.2	Within forty-five (45) days after the end of the first three quarterly accounting periods of each fiscal year, a financial statement consisting of not less than a balance sheet, income statement, reconciliation of net worth and statement of cash flows, with notes thereto, together with a compliance certificate to be prepared in accordance with generally accepted accounting principles consistently applied, which financial statement may be internally prepared, certified by Borrower to be true and correct; and

11.3	Such additional information, reports and/or statements as CNB may, from time to time, reasonably request;
12.	Funded Debt exceeds two and a half times EBITDA, to be calculated on a rolling four quarter basis;

13.	Failure of Borrower to maintain a ratio of EBITDA to Debt Service plus interest of not less than 1.25 to 1.00 at all times;

14.	Capital expenditures during any twelve (12) month period measured as of the end of each fiscal quarter are in excess of: (i) from the date hereof through and including the quarter ending September 30, 2011, $23,000,000.00, and (ii) for each fiscal quarter ending after September 30, 2011, $18,000,000.00, in each case excluding capital expenditures financed by additions to capital;

15.	Prior to an initial public offering of Borrower’s or Glacier’s common stock, payment of dividends during any fiscal year in excess of EBITDA during such fiscal year, less (i) capital expenditures for maintenance (estimated for the purposes of this section to be $5,000,000.00), (ii) scheduled principal payments on borrowed money, (iii) taxes paid, and (iv) interest expense;

16.	After an initial public offering of Borrower’s or Glacier’s common stock, payment of dividends during any fiscal year in excess of EBITDA during such fiscal year, less (i) all capital expenditures, (ii) scheduled principal payments on borrowed money, (iii) taxes paid, and (iv) interest expense

17.	Borrower shall pay to CNB an annual loan fee according to the schedule below; provided that upon an Event of Default or a syndication of the obligations under this Note by CNB, all of the loan fee installments set forth below shall be immediately due and payable and fully earned:

Amount	Due and payable

$41,250.00	January 1, 2011
$71,250.00	July 1,2011
$33,750.00	October 1,2011
$31,750.00	January 1, 2012
18.	Glacier Water Trust I (the “Trust”) makes any prepayments on the 9.0625% Cumulative Trust Preferred Securities (“Trust Securities”), without CNB’s prior written consent;

19.	Glacier Water Services Inc. (“Glacier”) makes any prepayments on the Junior Subordinated Indenture dated January 27, 1998;

20.	Glacier commits an Event of Default, including but not limited to an Event of Default relating to those provisions relating to subordination, with respect to the Junior Subordinated Indenture;

21.	Glacier commits an Event of Default, including but not limited to an Event of Default relating to those provisions relating to subordination, with respect to Glacier’s Guaranty of the Trust obligations owed to the holders of securities issued to the Trust;

22.	Borrower makes any payments or transfers any assets to Glacier or Glacier Subsidiary, except apart from transfers necessary to make payments due on the Junior Subordinate Indenture or in the ordinary course of business, provided that Borrower is not in default under the Note, without CNB’s prior written consent; or

23.	Borrower, Glacier, or any other subsidiary of Glacier creates, incurs, assumes or permits to exist any Debt except (a) Debt to CNB, and (b) trade Debt in the ordinary course of Borrower’s business.

For purposes of this Note, the following terms have the following meanings:
     “Applicable Margin” shall be based upon the amount of total Funded Debt divided by EBITDA, each calculated as of the last day of each fiscal quarter and applicable to the next fiscal quarter as set forth below:

Total Funded Debt EBITDA	Applicable Margin

Less than 1.5	Plus One Quarter (+.25%)

Equal to or greater than 1.5 But less than 1.75	Plus Three-Quarters (+.75%)

Equal to or greater than 1.75	Plus One (+1.00%)

Initial advances shall be based upon Applicable Margin of Prime plus Three Quarters (0.75%).
     “Current Maturity of Long Term Debt” means that portion of Borrower’s consolidated long term liabilities, determined in accordance with generally accepted accounting principles, which shall, by the terms thereof, become due and payable within one (1) year following the date of the balance sheet upon which such calculations are based.
     “Debt” means, at any date, the aggregate amount of, without duplication, (a) all obligations of Borrower or any Subsidiary for borrowed money; (b) all obligations of Borrower or any Subsidiary evidenced by bonds, debentures, notes or other similar instruments; (c) all obligations of Borrower or any Subsidiary to pay the deferred purchase price of property or services; (d) all capitalized lease obligations of Borrower or any Subsidiary; (e) all obligations or liabilities of others secured by a lien on any asset of Borrower or any Subsidiary, whether or not such obligation or liability is assumed; (f) all obligations guaranteed by Borrower or any Subsidiary; (g) all obligations of Borrower or any Subsidiary, direct or indirect, for letters of credit; and (h) any other obligations or liabilities which are required by generally accepted accounting principles to be shown as debt on the balance sheet of Borrower or any Subsidiary.
     “Debt Service” Shall mean (a) the aggregate amount of Current Maturity of Long Term Debt, excluding borrowings under this Note, plus (b) all interest incurred on borrowed money determined by reference to the most recently ended fiscal quarter and the immediately preceding three fiscal quarters.
     “EBITDA” means earnings before interest, taxes, depreciation and amortization and will be determined on a consolidated basis for Borrower and the Subsidiaries, in accordance with generally accepted accounting principles and means the sum of (a) net income after eliminating extraordinary gains and losses, plus (b) interest expense, plus (c) provisions for income taxes, plus (d) depreciation and amortization. The calculation of EBITDA shall be determined by reference to the most recently ended fiscal quarter and the immediately preceding three fiscal quarters.
     “Equity Event” shall mean the occurrence of either of the following: (a) an initial public offering of the Borrower’s or Glacier’s common stock, or (ii) any issuance of capital stock by the Borrower or Glacier or any other capital contribution made to the Borrower or Glacier by an existing or new shareholder.
      “Excess Cash Flow” shall be computed for Borrower and its Subsidiaries as of each fiscal quarter (based on such fiscal quarter and the immediately preceding three fiscal quarters) and shall be the EBITDA for such period less (i) federal and state income taxes payable for such period, (ii) capital expenditures during such period to the such capital expenditures are permitted under this Note, (iii) principal and interest paid to CNB under this Note during such period, and (iv) any previous Excess Cash Flow payments made pursuant to this Note during such period.
     “Funded Debt” means the total borrowings outstanding hereunder.
     “Subsidiary” shall mean any corporation, the majority of whose voting shares are at any time owned, directly or indirectly by Borrower and/or by one or more Subsidiaries.
     “Syndication Process” shall mean, to the extent CNB elects and for as long as CNB elects, in its sole discretion, a process by which CNB shall, with the cooperation of the Borrower as set forth below, attempt to syndicate the obligations under this Note to additional lenders.
     Upon the occurrence of any Event of Default, CNB, at its option, may declare all sums of principal and interest outstanding hereunder, together with any loan fee installments yet to be paid, to be immediately due and payable without presentment, demand, protest or notice of dishonor all of which are expressly waived by Borrower, and CNB shall have no obligation to make any further advances hereunder. Borrower agrees to pay all costs and expenses, including reasonable attorneys’ fees (which counsel may be CNB employees), expended or incurred by CNB (or allocable to CNB’s in-house counsel) in connection with the enforcement of this Note or the collection of any sums due hereunder and irrespective of whether suit is filed. Any principal or interest not paid when due hereunder shall thereafter bear additional interest from its due date at a rate of five percent (5.0%) per year higher than the interest rate as determined and computed above, and continuing thereafter until paid.
     Borrower hereby agrees that it will cooperate with CNB if CNB elects to initiate the Syndication Process. Borrower hereby acknowledges that a successful conclusion to the Syndication Process may require, without limitation, the following: (i) the re-documentation of the obligations hereunder with a form of credit agreement that will include customary syndication provisions and such other provisions which are necessary to allow CNB to syndicate the obligations hereunder, (ii) the re-documentation of any security agreement, guaranty or other documentation related to this Note, (iii) the modification of the terms of the obligations hereunder, including, without limitation, changes to the applicable interest rate, the amount of fees payable, financial covenants, the schedule for principal repayments and the scope of the collateral securing this Note, and (iii) the sharing of information related to the Borrower, including Borrower’s financial information, with prospective participants in the syndication. Notwithstanding anything in this paragraph, CNB shall be under no obligation to initiate or continue the Syndication Process.
     Should more than one person or entity execute this Note as Borrower, the liability and obligations of each Borrower shall be joint and several.
     This Note and all matters relating thereto, shall be governed by the laws of the State of California.
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     Borrower represents and warrants to CNB that (a) Borrower’s most recent financial statements that have been delivered to CNB are true, complete and correct and fairly present the financial condition of Borrower as of the accounting period referenced on the statements, and there has been no material adverse change in the financial condition of Borrower since the date of such financial statements, and (b) Borrower’s most recent federal income tax return and all schedules attached to such return (“Federal Tax Return”) that have been delivered to CNB are a true and correct copy of such Federal Tax Return filed with the Internal Revenue Service for the tax period ending on the date indicated in such Federal Tax Return.

“Borrower”	GW Services, Inc., a California corporation
	By:	/s/ Brian H. McInerney
Brian H. McInerney, President/CEO

CONSENT OF GUARANTOR:
     The undersigned has previously guaranteed the indebtedness of GW Services, Inc. owed to CNB. The undersigned confirms that its guaranty shall continue in full force and effect and that such guaranty shall be a separate and distinct obligation and apply to the indebtedness arising from the foregoing Amended and Restated Revolving Note.

Glacier Water Services, Inc., a Delaware corporation
By:	/s/ Brian H. McInerney
	Name:	Brian H. McInerney
	Title:	CEO

DISBURSEMENT INSTRUCTIONS
Branch: Corporate Banking #675
Date: April 12, 2011
     City National Bank is authorized to disburse the proceeds of that certain Amended and Restated Revolving Note dated April 12, 2011, in the amount of $40,000,000.00, executed by the undersigned Borrower as follows:

Restructure	In the name of

63123/00004	GW Services, Inc.	$40,000,000.00

	TOTAL:	$40,000,000.00
LOAN PROCEEDS. All proceeds are to be credited to Account Number 101-895637 at City National Bank.
These Disbursement Instructions supersede and replace those certain Disbursement Instructions dated December 10, 2010.
Disburse as Requested by: (identify persons authorized to make requests)
Brian H. Mclnerney or Steve Stringer upon written or verbal request.

GW Services, Inc., a California corporation
By:	/s/ Brian H. Mclnerney
Brian H. Mclnerney, President/CEO

LOAN FEES AND CHARGES

Borrower: GW Services, Inc.	Date: April 12, 2011

Branch Name and No.: Corporate Banking #675

Customer No.: 63123	Note No.: 00004
In connection with the above referenced loan, fees and charges, as estimated, are as follows:

Loan Fee	$10,000.00
Interest Due on Loan #63123/00004 to 04/12/11	$43,512.84

Total Estimated Fees	$53,512.84
Actual fees may be higher or lower than estimated fees. Any excess funds will be deposited to Borrower’s Checking Account or reimbursed by Cashier’s Check. If fees collected are insufficient to cover out of pocket costs, the Borrower will be billed directly for the balance unless authorization to debit the account is received.
☑ By checking this box, Borrower hereby authorizes City National Bank to charge the aforementioned fees and charges to depository account number 101895637.

GW Services, Inc., a California corporation
By:	/s/ Brian H. McInerney
Brian H. McInerney, President/CEO